Exhibit 99.1

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

[Reference Translation]

January 16, 2012

To Shareholders:

Company Name	Shoei Co., Ltd.
Representative	President and Chief Executive Officer Masao Fujioka
Stock Code	3003, First Section, Tokyo Stock Exchange
Contact	Executive Officer and General Manager, Yoshinobu Odaka
Accounting and Tax Planning Group (Tel: +813-3292-3384)

Breach of Financial Covenant in the Syndicated Loan Agreement

Shoei Co. Ltd. (“the Company”) hereby announces that it has become certain that as of December 31, 2011 the Company was in breach of a financial covenant provided in its syndicated loan agreement. The Company previously disclosed in “Announcement Regarding Booking of Loss on Valuation of Real Estate Investment Securities, Loss on Impairment of Fixed Assets and Loss on Valuation of Investment Securities, and Regarding Revisions to Full-Year Earnings Forecasts” dated November 29, 2011 (the “November 29, 2011 Announcement”) that it may breach a financial covenant provided in the syndicated loan agreement entered into between the Company and several financial institutions under which the Company undertakes to maintain the amount of consolidated net assets as accounted for on the consolidated balance sheets of the Company as of June 30 and December 31 of each year equal to at least 75% or more of the consolidated net assets as of June 30 and December 31 of the previous year, respectively, and in any case at no less than 28.8 billion yen, excluding valuation differences on available-for-sale securities.  As of December 31, 2011, there was 31.150 billion yen outstanding under the loan.

The Company has requested the financial institutions participating in the syndicated loan for waivers of the aforementioned financial convent on the conditions that final results of earnings for the year ended December 31, 2011 (the “December 2011 Earnings Results”) do not fall below revised consolidated earnings forecasts disclosed in the November 29, 2011 Announcement and no subsequent events significantly impacting the December 2011 Earnings Results occur so long as the merger as disclosed in the “Notification with Respect to an Entry into a Basic Agreement Concerning the Merger of Hulic Co., Ltd. and Shoei Co., Ltd.” dated December 20, 2011 continues to proceed.

[For Reference]

As of December 31, 2011 (Consolidated estimates)
(1)	Net assets (excluding valuation difference on available-for-sale securities): 21.7 billion yen (67.6% compared to the previous fiscal year)
(2)	Net assets (including valuation difference on available-for-sale securities): 23.9 billion yen (57.3% compared to the previous fiscal year)
(3)	Unrealized gains and losses of assets: -1.297 billion yen (Real estate: -4.691 billion yen Investment securities: 3.394 billion yen)

The above reference figures are based on information currently available to the Company and certain assumptions that the Company considers reasonable.  Actual results may differ substantially due to various factors. The Company expects to release the final figures in its earnings announcement in early February.